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June 3, 2024		NR 02 – 2024

Avrupa Minerals Prepares for Drilling at the Sesmarias
Copper-Zinc Massive Sulfide Prospect, Portugal

•Up to nine holes and 5,400 meters planned along 600-meter strike length in the Central and Northern Sectors of the Sesmarias VMS prospect;

•Program targets the potentially high-grade hinge zone of the Sesmarias synform-shaped copper-zinc massive sulfide deposit;

•Two rigs contracted with start-up expected by the mid-June.

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that planning is nearly completed for a new phase of drilling at the Sesmarias copper-zinc volcanogenic massive sulfide prospect within the Alvalade Joint Venture Project in Portugal. The Company plans to drill seven 600-meter holes along a strike length of 550-600 meters in the Central and Northern sectors of the Sesmarias mineralization (Sections 250S through 800S), potentially followed by two more 600-meter holes that will be collared where necessary, for a possible total of 5,400 meters. The new program follows on a successful 6-hole campaign completed during Q3-Q4 2023. The drilling program at Sesmarias is part of a joint venture between Avrupa Minerals and Sandfire Mineira Portugal, Unipessoal Lda. (“Sandfire Portugal”), a 100%-owned subsidiary of Minas de Aguas Teñidas, S.A. (“Sandfire MATSA”). Avrupa continues to operate the project through the JV entity PorMining Lda., and Sandfire Portugal continues to fund the exploration work.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We are excited about the detailed targeting possibilities in the upcoming program. Over the course of the present JV, we have identified the hinge zone of the Sesmarias synform as the host of higher-grade copper-zinc-lead-silver mineralization, particularly along a strike length of 500 to 600 meters between Sections 250 and 800 South, shown on the map below. The PorMining team has spent the past few months fine-tuning the targeting through a full-scale review of the existing data from the inception of the project. We expect to start the drilling at Sesmarias with two drill rigs by mid-June and continue through the summer.”

Starting from the north and moving south, in physical location order, we anticipate the following drill holes:

•Section 250S – one drill hole behind (to the NE) of SES21-045/046;

•Section 350S – one drill hole behind (steeper) SES21-043/043A;

•Along strike, in the never-been-tested area and depth between Sections 350S and 500S and behind SES015 – two holes at different inclinations;

•Between Sections 500S and 650S – one drill hole behind (steeper) SES23-05

•Section 650S – one drill hole from SES23-047/041 location at an intermediate-inclination between high grade SES23-047 and SES21-041;

•Section 800S – one hole behind SES23-048 (to the NE);

•Possibly two more holes, collar location to be determined on basis of results.

•Exact collar locations will be determined closer to the time of drilling.

The following map summarizes the work completed and planned at Sesmarias:

Sesmarias North
Sesmarias Central
Sesmarias South
050 N
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
1 Drill Hole
1 Drill Hole
2 Drill Holes
1 Drill Hole
1 Drill Hole
1 Drill Hole
SES21-035
SES21-034
SES21-037
SES21-036
SES21-033
SES008
SES21-038
SES21-032
SES20-031
SES21-039
SES028
SES025
SES21-045
SES21-046
SES21-043/43A
SES21-044
SES21-040
SES21-042
SES009
SES015
SES23-049
SES23-051
SM0601
SM0602
SES006
SES005
SES030
SES002
SES23-047
SES21-041
SES003
SES007
SES004
SES027
SES016/016A
SES23-048
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES018
SES010
551200
550700
4204500
4204000
4203500
N
0
250
meters
Scale 1:5,000

Figure 1. History of drilling at Sesmarias. In the Central Zone, the blue shape between Sections 650S and 800S represents the surface projection of the potential high-grade hinge zone, while the blue area intersected by the discovery holes, SES002 and SES003, is thought to be a faulted-off block from the hinge in that area. In the North Zone, the red area is the projection of the east limb of the synform, while purple is the west limb. In the South Zone, green represents the surface projection of the west limb of the synform, while no drill holes, to date, have targeted the east limb in the South Zone. There is a long, completely untested strike length of potential mineralization between 350S and 500S. Drill hole locations in red represent drilling from last year’s 6-hole program, and notations in turquoise highlight the sections where the upcoming program will test the mineralized massive sulfide body.

The following conceptual cross section summarizes the geology and location of massive sulfide mineralization hosted in the Sesmarias synformal structure:

# SESMARIAS SCHEMATIC SECTION

SW
NE
SES019
SES020
SES022
SES23-052
SES028
SES003
SES002
SES21-038
SES23-048
SES21-044
SES23-049
SES23-047
SES23-051
SES23-050
Looking NW
Field of view (SW-NE) - 500m
Depth of view (strike length) - 1400 m
Sesmarias North
Sesmarias Central
Sesmarias South
030
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
4204500 N
4204000 N
4203500 N
SES23-049
SES23-051
SES23-047
SES23-048
SES23-050
SES23-052
Legend
Tertiary
Spilites
Massive + semi-massive sulphides
Stockwork
Potential sulphide mineralisation
Mineral horizon: Black shales + felsic rocks
Main thrust faults
Drill collars
2023 drillholes
Previous drillholes

Figure 2. Compilation of geological results from drilling in the Northern and Central sectors at Sesmarias, courtesy of PorMining staff. The field of view is 500 meters left to right, and approximately 1,400 meters of depth (strike length) SE to NW. The interpretation demonstrates potential for more massive and stockwork mineralization in both limbs of the synform and in the hinge area along a significant strike distance. The expectation is to find higher grades in and around the hinge of the synform in the Central Zone, and also to the north into the Northern Zone. Drilling in the upcoming campaign will target the hinge zone and environs of the fold along a strike length of 500-600 meters NW to SE.

Avrupa President/CEO Paul Kuhn further commented, “The Company continues to be excited by the long-term possibilities for the Sesmarias VMS prospect. Recent interpretative work covering the mineralized zone shows the potential for a continuous, significant deposit approaching 1,500 meters in strike length in the Northern and Central sectors of the prospect. Avrupa discovered the deposit in 2014 and has guided the program since that time through self-funded work and several joint ventures, including the present intensive program with Sandfire Portugal. This JV is now entering its fifth year, and the work at Sesmarias continues to produce strong results through dedicated work by the JV team and continued financial support from Sandfire Portugal.”

Sesmarias North
Sesmarias Central
Sesmarias South
050 N
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
551200
550700
4204500
4204000
4203500
SES21-035
SES21-034
SES21-037
SES21-036
SES21-033
SES008
SES21-038
SES21-032
SES20-031
SES21-039
SES028
SES025
SES21-045
SES21-046
SES21-044
SES21-043/43A
SES21-040
SES21-042
SES009
SES015
SES23-049
SES23-051
SM0601
SM0602
SES006
SES005
SES030
SES002
SES23-047
SES21-041
SES003
SES007
SES004
SES027
SES016/016A
SES23-048
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES018
SES010
CuEq = > 2%
CuEq = 1.5% - 2%
CuEq = 1.0% - 1.5%
N
0
250
meters
Scale 1:5,000

Figure 3. Contour map showing inferred massive sulfide mineralization, using copper equivalents (CuEq) as an exploration targeting tool.

Note: We use CuEq strictly as a proxy for total metal content, and as such, simply as an exploration targeting tool. In no way, are we commenting on a possible resource size or value. When reporting drill results, we utilize only individual metals’ values, as reported by an accredited laboratory.

For exploration purposes, using the results from Sesmarias drilling, 2014 to present, we calculate the total amount of copper, lead, zinc, silver, and gold, without respect or indication of any/all further downstream activities, followed by calculating the value of said total metal content (in this case, as of April 3, 2024, using: Cu = US$ 4.11/lb.; Pb = US$ 0.92/lb.; Zn = US$ 1.13/lb.; Ag = US$ 26.25/oz.; and Au = US$ 2273/oz.). Finally, we calculate the equivalent content of copper, or CuEq, by dividing the value of the total contained metals by the price of copper at that time. The shape and contouring of the inferred Sesmarias mineralization, using Leapfrog geological modeling software, is courtesy of the Sandfire Portugal geological team. While metals’ prices have increased sharply since the original CuEq calculations, the shape of the VMS target area remains much the same.

We have designed the upcoming drill program to upgrade the +2% CuEq zone in the SES Central sector and expand the potential +2% CuEq domain into the SES North sector where historic drilling is less concentrated. Yellow and gray zones generally indicate areas where historic drilling missed the target and/or recent, better-targeted drilling is sparse.

AVU will continue to update the market as to progress of the drilling program. In addition to drilling, the JV initiated basic metallurgical testing of massive, semi-massive, and stockwork polymetallic mineralization. These tests are expected to continue throughout the remainder of Q2 and well into Q3 2024.

Sandfire Portugal is a 100%-owned subsidiary of Sandfire MATSA, a modern mining company which owns and operates the MATSA Mining Operations in the Huelva province of Spain. With a processing plant located to the north of the Iberian Pyrite Belt that sources ore from three underground mines, the Aguas Teñidas and Magdalena Mines in Almonaster la Real and the Sotiel Mine in Calañas, Sandfire MATSA produces copper, zinc and lead mineral concentrates that are sold from the port of Huelva.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model. The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement. The Company now holds one 100%-owned exploration license covering the Slivova gold prospect in Kosovo, and is actively advancing four prospects in central Finland through its in-process acquisition of Akkerman Finland Oy. Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo. The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

_____________________

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content. Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. He has reviewed the technical disclosure in this release. Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.